UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is VTEX Announces Appointment of Leandro Balbinot to Board of Directors

the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Announces Appointment of Leandro Balbinot to Board of Directors

NEW YORK - October 21, 2026 - VTEX (NYSE: VTEX), the backbone for connected commerce, today announced the appointment of Leandro Balbinot to its Board of Directors, effective November 1, 2026. Balbinot brings extensive experience across retail, consumer brands, technology, and digital transformation to help drive VTEX’s growth and strategic initiatives, particularly as the company continues to expand its global presence.

Balbinot is a seasoned retail and technology executive with more than three decades of experience leading technology, digital transformation and innovation at large global organizations. He recently joined Capital One as EVP & CTO Financial Services. Prior to Capital One, Balbinot served as CTO & SVP of Amazon Grocery / Whole Foods, where he played a key role in advancing the company’s technology strategy and digital capabilities. Previously, Balbinot held senior technology and digital leadership roles at McDonald’s, Kraft Heinz, Lojas Renner and Anheuser-Busch InBev.

Throughout his career, Balbinot has worked at the intersection of technology, retail and commerce, helping large organizations modernize their technology infrastructure, develop new digital capabilities and respond to evolving consumer expectations. His experience as both a technology leader and an operator will bring an important customer and operator perspective to VTEX’s Board as enterprises increasingly seek to connect physical and digital channels, modernize their commerce infrastructure and adopt new technologies.

Commenting on the appointment, Mariano Gomide de Faria, founder and co-CEO of VTEX, said: “Leandro brings an exceptional combination of retail, consumer and technology experience to VTEX. His perspective as an operator who has led large-scale technology transformations at some of the world’s leading consumer companies is highly relevant to our mission of becoming the backbone for connected commerce. As commerce continues to evolve rapidly, Leandro’s experience and perspective will be extremely valuable to VTEX as we continue to innovate and deepen our relationships with enterprise customers. We are very excited to welcome him to our Board.”

Leandro Balbinot said: “I am honored to join VTEX’s Board of Directors. VTEX has built a differentiated technology platform at a time when enterprises are rethinking how technology and AI can transform commerce and customer experience. Having spent much of my career leading technology transformation from the customer side, I am excited by the opportunity to contribute that perspective to VTEX. I look forward to working with Mariano, Geraldo, and the entire VTEX team as the company continues to innovate, serve its customers and expand globally.”

About VTEX

VTEX (NYSE: VTEX) is the AI-native commerce suite designed for CIOs and CEOs, focused on driving operational efficiency. Evolving from software into a connected platform, VTEX unifies a multi-product ecosystem—comprising a Commerce platform (VTEX Commerce Platform), an Ads platform (VTEX Ads Platform), and an AI conversational platform (VTEX CX Platform)—to deliver solutions such as B2C Omnichannel, B2B commerce, agent-assisted customer service, WhatsApp Store, distributed OMS, marketplace enablement, and advertising solutions. This architecture enables brands and retailers to eliminate friction, orchestrate operations, and accelerate profitable growth.

Trusted by approximately 2,200 customers—including Carrefour, Colgate, Electrolux, KitchenAid, OBI, Stanley Black & Decker, and Whirlpool—across 44 countries, VTEX brings the best of Brazilian engineering to the global market. For more information, visit www.vtex.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 21, 2026

VTEX By: /s/ Ricardo Camatta Sodre
Name: Ricardo Camatta Sodre Title: Chief Financial Officer